DILA Capital Acquisition Corp.

1395 Brickell Ave., Ste. 950

Miami, FL 33131

June 10, 2021

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	DILA Capital Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-254425) (the “Registration Statement”)

Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on June 14, 2021, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

DILA CAPITAL ACQUISITION CORP.

By:	/s/ Eduardo Clave
	Name:	Eduardo Clave
	Title:	Chief Executive Officer